June 26, 2012

Via EDGAR

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Webster Financial Corporation

 Form 10-K for the period ended December 31, 2011

 Filed February 29, 2012

 File Number 001-31486

Dear Mr. Pande:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated June 14, 2012, regarding the above referenced filing of Webster Financial Corporation (“Webster” or the “Company”). For your convenience, the Staff’s comments are set forth below in italics, followed in each case by our responses.

Form 10-K for the fiscal year ended December 31, 2011

Asset Quality – Allowance for Loan and Lease Losses Methodology, page 64

1.	We note your current MD&A disclosure focuses on restating your credit quality metrics and your allowance for loan loss methodology as opposed to discussing the underlying credit quality trends and bridging the gap from these trends to the provision for loan losses recorded during the period and the allowance for loan losses recorded at period end. Please revise future filings to include such a discussion. For example, for your specific reserves, detail any trends regarding the value of collateral supporting your loans or trends regarding the number of loans assessed as impaired. For your general reserve, discuss the trends in historical losses incorporated in your methodology and trends observed in specific qualitative factors. Specifically, discuss how you considered the relatively large amount of charge-offs recorded during recent years and how they were incorporated into and impacted your general reserve calculations.

Management’s Response:

The Company acknowledges the Staff’s comment and agrees that it will, in future filings, include in its MD&A disclosure a discussion of the underlying credit quality trends and bridging the gap from these trends to the provision for loan losses recorded during the period and the allowance for loan losses recorded at period end, as requested by the Staff.

2.	We note your disclosure that you provide for potential losses inherent within the loan portfolio. This appears inconsistent with your policy as disclosed on page 75 and elsewhere that you provide for probable losses inherent in your loan portfolio. Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied based on the policy stated in your disclosure on page 75. Additional information is available in section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC’s web-site.

Management’s Response:

The Company acknowledges the Staff’s comment and notes that the inclusion of potential was an inadvertent error that will be corrected in future filings. The Company confirms that its credit methodologies are consistently applied under Webster’s policy as disclosed on page 75.

Financial Statements

Note 1 Summary of Significant Accounting Policies – Troubled Debt Restructurings, page 92

3.	We note your disclosure that impaired and TDR classification may be removed if a loan meets certain conditions. Please tell us and revise future filings to clarify how you measure credit impairment on loans that were previously classified as TDRs. If you do not measure credit impairment for these loans using the guidance in ASC 310-10-35, please tell us why and tell us the impact on your financial statements at December 31, 2011 and March 31, 2012 if you measure credit impairment for these loans using this guidance.

Management’s Response:

In the limited circumstances that a loan is removed from TDR classification in accordance with ASC 310-40-50-2, it is the Company’s policy to continue to base its measure of loan impairment on the contractual terms specified by the loan agreement in accordance with paragraphs 310-10-35-20 through 35-26 and 310-10-35-37. In future filings, we will clarify our accounting policy footnote to specifically mention this policy.

Note 21 Commitments and Contingencies – Litigation Reserves, page 156

4.	We note you recorded a $22.5 million charge in 2010 and a $9.5 million credit in 2011 related to litigation. We also note your disclosure that the outcome of a particular matter may be material to the Company’s operating results for a particular period. Please tell us and revise future filings to disclose:

a.	The amount or range of reasonably possible losses in addition to amounts accrued, or

b.	That reasonably possible losses cannot be estimated, or

c.	That any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Refer to ASC 450-20-50 for guidance.

Management’s Response:

At December 31, 2011, any reasonably possible losses in addition to amounts accrued were not material to the Company’s financial statements. We will include one of the three disclosures suggested in the Staff’s comment, as appropriate, in future filings.

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Webster acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to contact me at (203)578-2327 with your request.

Sincerely,

/s/ Glenn I. MacInnes

Glenn I. MacInnes
Executive Vice President -
Chief Financial Officer

cc:	James C. Smith

Chairman, Chief Executive Officer and President

Gregory S. Madar

Senior Vice President and Chief Accounting Officer

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